FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 4, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Agenda of AUO’s 2012 Annual General Shareholders’ Meeting dated June 13, 2012.

AU OPTRONICS CORP.

2012 Annual General Shareholders’ Meeting

Meeting Agenda

(Translation)

Date: June 13, 2012

NOTES TO SHAREHOLDERS:

1.	For the Company’s 2011 annual report on Form 20-F, which includes an explanation of the main differences between ROC GAAP and US GAAP affecting the Company’s consolidated financial statements, please refer to the “U.S. SEC Filings” section under “Investor Relations” of the Company’s website at http://auo.com/?sn=161&lang=en-US after April 27, 2012.

2.	Shareholders who wish to obtain the 2011 annual report on Form 20-F may request a copy to be sent, free of charge, by contacting the Depositary at 1 -888-301 -0508 or http://citibank.ar.wilink.com after June 30, 2012.

3.	For the significant differences in the corporate governance between the practices of US and ROC, please refer to the “Corp. Governance” section under “Investor Relations” of the Company’s website at http://auo.com/?sn=161&lang=en-US.

4.	The Company’s resolution notice of 2012 Annual General Shareholders’ Meeting will be accessible on the Company’s website within 20 days after the Meeting at http://auo.com/?sn=160&lang=en-US.

—Disclaimer—

THIS IS A TRANSLATION OF THE AGENDA FOR THE 2012 ANNUAL GENERAL SHAREHOLDERS’ MEETING OF AU OPTRONICS CORP. THE TRANSLATION IS FOR REFERENCE ONLY. IF THERE IS ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND CHINESE VERSION, THE CHINESE VERSION SHALL PREVAIL.

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I. Meeting Procedure

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AU Optronics Corp. 2012

Annual General Shareholders’ Meeting Procedure

• Commencement • Chairman's Address • Report Items •Acceptance Items • Discussion Items • Extraordinary Motions •Adjourn Meeting

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II. Meeting Agenda

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AU Optronics Corp. 2012

Annual General Shareholders’ Meeting Agenda

Time: 9:30 a.m., June 13, 2012, Wednesday

Place: No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.

(Meeting Room in the Central Taiwan Science Park Administration)

Attendants: All shareholders or their proxy holders

Chairman: Kuen-Yao (K.Y.) Lee, Chairman of the Board of Directors

1.	Chairman’s Address

2.	Report Items

(1)	To report the business of 2011

(2)	Audit Committee’s Review Report

(3)	To report the indirect investments in China in 2011

3.	Acceptance Items

(1)	To accept 2011 Business Report and Financial Statements

(2)	To accept the appropriation of retained earnings for 2011 losses

4.	Discussion Items

(1)	To approve the revisions to Articles of Incorporation

(2)	To approve the revisions to “Handling Procedures for Acquisition or Disposition of Assets”, “Handling Procedures for Providing Endorsements and Guarantees for Third Parties”, and “Handling Procedures for Capital Lending”

(3)	To approve the proposal of releasing Directors from competition restrictions

(4)	To approve issuance of new common shares for cash to sponsor issuance of the overseas depositary shares (“DR Offering”) and/or issuance of new common shares in private placement (“Private Placement Shares”) and/or issuance of overseas or domestic convertible bonds in private placement (“Private Placement CB”)

5.	Extraordinary Motions

6.	Adjourn Meeting

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Report Items

1.	To report the business of 2011

Explanation: The 2011 Business Report is attached hereto as Attachment 1 (pages 14-15).

2.	Audit Committee’s Review Report

Explanation: The Audit Committee’s Review Report is attached hereto as Attachment 2 (page 16).

3.	To report the indirect investments in China in 2011

Explanation: The status of the Company’s indirect investments in China as of December 31, 2011:

Investee	Accumulated investment amount form R.O.C. (Note 1)	Method of investment	Limit for total investment amount in China (Note 2)
AU Optronics (Suzhou) Corp., Ltd.	NT$6,705,733 thousand (or US$200,000 thousand)

AU Optronics (Shanghai) Co., Ltd.	NT$33,400 thousand (or US$1,000 thousand)

AU Optronics (Xiamen) Corp.	NT$7,357,800 thousand (or US$230,000 thousand)	Indirect investment through offshore entities	NT$123,233,230 thousand

AU Optronics Manufacturing (Shanghai) Corp.	NT$2,647,920 thousand (or US$80,000 thousand)

BVCH Optronics (Sichuan) Corp.	NT$243,970 thousand (or US$7,470 thousand)

AU Optronics (Kunshan) Co., Ltd.	NT$2,383,176 thousand (or US$79,625 thousand)

Note 1:	The amount of NT dollars is calculated based on the exchange rate at the time the funds remitted.

Note 2:	As per the regulations of R.O.C., the limit was calculated based on shareholders' equity attributable to Shareholders of AU Optronics Corp. as of December 31, 2011 as follows (Amount in NT$ thousand) : 205,388,716x60%.

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Acceptance Items

1.	To accept 2011 Business Report and Financial Statements (proposed by the Board of Directors)

Explanation:

(1)	The 2011 Financial Statements were audited by the independent auditors, Shing-Hai Wei and Yiu-Kwan Au of KPMG.

(2)	For the 2011 Business Report, Independent Auditors' Report, and Financial Statements thereto, please refer to Attachments 1 and 3-4 (page 14-15 and pages 17-32).

Resolution:

2.	To accept the appropriation of retained earnings for 2011 losses (proposed by the Board of Directors)

Explanation:

(1)	At the end of 2011, the deficit to be compensated is NT$ 18,347,855,123. It is proposed to compensate the deficit by the Legal reserve of NT$15,875,372,026 and APIC- merger & acquisition premium of NT$2,472,483,097. After the appropriation, the deficit yet to be compensated is NT$0.

(2)	It is proposed not to distribute dividend for 2011.

(3)	For the 2011 Deficit Compensation Statement, please refer to Attachment 5 (page 33)

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Resolution:

Discussion Items

1.	To approve the revisions to Articles of Incorporation (proposed by the Board of Directors)

Explanation:

(1)	To comply with the relevant laws and regulations and meet the Company’s operation needs, it is proposed that the Company's authorized capital, the number of the Directors and Independent Directors and the allocation of legal reserve stipulated in the Company’s Articles of Incorporation be amended.

(2)	A comparison table for the Articles of Incorporation before and after amendment is attached hereto as Attachment 6 (pages 34-38).

Resolution:

2.	To approve the revisions to “Handling Procedures for Acquisition or Disposition of Assets”, “Handling Procedures for Providing Endorsements and Guarantees for Third Parties”, and “Handling Procedures for Capital Lending” (proposed by the Board of Directors)

Explanation:

(1)	To comply with the relevant laws and regulations and meet the Company’s operation needs, it is proposed to revise “Handling Procedures for Acquisition or Disposition of Assets”, “Handling Procedures for Providing Endorsements and Guarantees for Third Parties”, and “Handling Procedures for Capital Lending”.

(2)	The comparison tables for the “Handling Procedures for Acquisition or Disposition of Assets”, “Handling Procedures for Providing Endorsements and Guarantees for Third Parties”, and “Handling Procedures for Capital Lending” before and after amendments are attached hereto as Attachment 7-9 (pages 39-52).

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Resolution:

3.	To approve the proposal of releasing Directors from competition restrictions (proposed by the Board of Directors)

Explanation:

(1)	According to Article 209 of the Company Law, any Director conducting business for himself/herself or on another’s behalf, whereby the scope of the business coincides with the scope of the Company's business, shall explain at the Shareholders’ Meeting the essential contents of such conduct, and obtain approval from shareholders in the Meeting.

(2)	It is proposed to release Directors from competition restrictions as follows.

Title	Name	Released restriction
Director	Ronald Jen-Chuan Chwang - Representative of BenQ Foundation	Director of CoAdna Holdings, Inc. Director of LuxNet Corporation
Director	Ko-Yung (Eric) Yu - Representative of Qisda Corporation	Chief Executive Officer of BenQ Materials Corporation
Director of SiPix Technology Inc.
Director	Paul Peng	Director of BriView Corporation
Director of AU Optronics (L) Corp.
Director	Lai-Juh (L.J.) Chen	Director of BriView Corporation

Resolution:

4.	To approve issuance of new common shares for cash to sponsor issuance of the overseas depositary shares (“DR Offering”) and/or issuance of new common shares in private placement (“Private Placement Shares”) and/or issuance of overseas or domestic convertible bonds in private placement (“Private Placement CB”)

Explanation:

(1)	Fund Raising Purpose and Size:

In order to build the new technology (e.g. AMOLED) and capacity, enrich working capital, have sound financial structure and/or support the Company’s long term development funding needs, it is hereby proposed that the shareholders meeting to authorize the Board of Directors (“Board”), within the limit of 800,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new commons shares for cash to sponsor DR Offering and/or issue Private Placement Shares and/or issue Private Placement CB, in accordance with the applicable laws and regulations and the following fund raising method principles. For issuance of Private Placement CB, the number of common shares can be converted within the limit of 800,000,000 common shares shall be calculated in accordance with the conversion price determined at the time of issuance of Private Placement CB.

(2)	Fund raising method(s) and handling principles:

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I.	Issuance of new common shares for cash to sponsor DR Offering:

(I)	The issue price of the new common shares will be decided with reference to (a) the closing price of the Company’s common shares or American Depositary Shares (“ADSs”) on the pricing date or (b) the average of the closing price of the Company’s common shares or ADSs for 1, 3 or 5 trading days prior to the pricing date (each of (a) and (b) is referred to hereinafter as the “reference price”). The Chairman is authorized to coordinate with the foreign lead-underwriter(s) of the DR Offering to determine the actual issue price in accordance with market conditions, provided that, the actual price shall not be less than 90% of the reference price after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and cash dividends.

The reference price and the actual price will be decided in accordance with market practice and applicable laws. In addition, assuming that the Company issues 800,000,000 common shares which is approximately 8.3% of the Company’s total outstanding common shares prior to the record date for the Company’s 2012 annual shareholders meeting, as the actual price shall be no less than 90% of the reference price after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends, it is unlikely that such issuance will have a material dilutive effect on the holdings of the current existing shareholders. Thus, setting of the issue price of the new common shares shall be reasonable and should not have a material adverse effect on the rights and benefits of the current existing shareholders.

(II)	Except for 10%-15% of the new common shares shall be allocated for the employees’ subscription in accordance with the applicable laws, the right to subscribe for the remaining shares shall be waived by the shareholders and such remaining shares should be offered to the public under Article 28-1 of the Securities and Exchange Law as the underlying shares of the global depositary shares to be sold in the DR Offering. Any new common shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market needs, to be allocated as underlying shares of the global depositary shares or to be subscribed by the designated person(s).

II.	Issuance of Private Placement Shares or Private Placement CB:

(I)	Basis and reasonableness for determination of the subscription price of the Private Placement Shares:

(A)	The subscription price of the Private Placement Shares shall be no less than 80% of either of the following reference prices:

(x)	The simple average closing price of the Company’s common shares for 1, 3 or 5 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and cash dividends.

(y)	The simple average closing price of the Company’s common shares for 30 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and cash dividends.

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The issue price of the Private Placement CB shall be no less than 80% of the theoretical price.

(B)	The actual subscription price of Private Placement Shares and the issue price of Private Placement CB shall be determined by the Board considering the specific investors’ subscription and market conditions within the percentage of the reference price/theoretical price as stated in (A) above and the actual subscription price of Private Placement Shares shall be no less than the par value. As subscription price of the Private Placement Shares and issue price of Private Placement CB will be determined with reference to the price of the Company’s common shares and the theoretical price in accordance with the regulations governing public companies issuing shares in private placement, thus, the price determination should be reasonable.

(II)	The method, purpose, necessity and projected benefits to determine specific investor(s): The investors to subscribe to the Private Placement Shares and/or Private Placement CB shall meet the qualifications listed in Article 43-6 of the Securities and Exchange Law and the Board is fully authorized to determine the specific investor(s). If the investor(s) are strategic investor(s), such investors must meet the qualifications listed in Article 43-6 of the Securities and Exchange Law.The purpose, necessity and projected benefits are to accommodate the needs of Company’s operation and development. That said, it is proposed for the private placement investor(s) to assist the Company, directly or indirectly, in finance, business, manufacture, technology, procurement, management, strategy development, etc. to strengthen the Company’s competition and improve operational efficiency and long term development.

(III)	The necessity of issuance of Private Placement Shares and/or Private Placement CB:

Considering the effectiveness and convenience for issuance of the Private Placement Shares/Private Placement CB and/or to accommodate the Company’s development planning, including inviting the strategic investor(s), it is necessary to issue the Private Placement Shares and or/Private Placement CB.

(IV)	For the Private Placement Shares and/or the new common shares to be issued upon conversion of Private Placement CB, after expiration of three years following delivery date of the Private Placement Shares/Private Placement CB, the Board is authorized to obtain an approval letter issued by the Taiwan Stock Exchange (“TSE”) acknowledging that the Private Placement Shares /new common shares to be issued upon conversion of Private Placement CB meet the standards for TSE listing before the Company’s submitting the application with the Financial Supervisory Commission for retroactive handling of public issuance of such shares and submitting the application with TSE for listing such shares on TSE.

(V)	The tentative terms and conditions of the Private Placement CB (“Offering Plan”) are shown in Attachment 10 (pages 53-54).

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III.	Use of proceeds, the schedule and the projected benefits:

The Company plans to use the funds raised from the DR Offering and/or issuance of the Private Placement Shares and/or Private Placement CB to build the new technology (e.g. AMOLED) and capacity, enrich working capital, have sound financial structure and/or support the Company’s long term development funding needs and plans to use such funds within three years after completing the fund raising and plans to strengthen the Company’s competition and improve operational efficiency effect.

IV.	The new common shares to sponsor the DR Offering, the Private Placement Shares and the new common shares to be issued upon conversion of Private Placement CB will be issued in the scriptless form. Except that the Private Placement Shares and the new common shares to be issued upon conversion of Private Placement CB are subject to the selling restrictions within three years after the delivery date of the Private Placement Shares/Private Placement CB, the new common shares to sponsor the DR Offering, the Private Placement Shares and the new common shares to be issued upon conversion of Private Placement CB will have the same rights and obligations as the Company’s existing issued and outstanding common shares.

V.	After the shareholders meeting approves issuance of new common shares to sponsor the DR Offering, the Private Placement Shares and the Private Placement CB, it is proposed for the shareholders meeting to authorize the Board to determine and amend at the Board’s sole dissertation the terms and conditions of the new common shares to be issued for the DR Offering or terms and condition of the Private Placement Shares and/or Offering Plan of the Private Placement CB, the plan for the use of proceeds, the schedule and projected benefits and all matters in connection therewith, in accordance with the Company’s actual needs, market conditions and relevant regulations and if any amendment thereto is required by amendment to the regulations or the authority’s order or based on the Company’s operational evaluation or change of the market conditions, the Board is authorized to make the required amendment at the Board’s sole dissertation.

VI.	To complete the fund raising, the Chairman or the Chairman’s designee is authorized, on behalf of the Company, to handle all matters relating to, and sign all agreements and documents in connection with, issuance of the new common shares to sponsor the DR Offering and issuance of the Private Placement Shares and/or Private Placement CB.

VII.	The Board is hereby authorized to handle all matters which are not addressed herein in accordance with the applicable laws and regulations.

Resolution:

Extraordinary Motions

Adjourn Meeting

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III.	Attachments

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Attachment 1:

2011 Business Report

For AUO, 2011 was a year full of tough challenges, with the Great East Japan earthquake, Thai floods, as well as the US and European financial crisis once again severely dampened the global economy. Facing a business environment even more difficult than the financial crisis of 2008, AUO's management team has stayed cautious and conscientious, and been attentive to cost controls. AUO’s performance in 2011, however, still inevitably has been impacted significantly. We closed 2011 with an annual consolidated revenue of NT$379.7 billion, a 18.7% decrease from 2010. We also reported a consolidated net loss of NT$61.3 billion, which represented a basic Earning per Share (EPS) of -NT$6.94.

Nevertheless, while facing the global financial crisis and industrial transformation, AUO still maintains its determination and capability for pursuing breakthrough innovations hoping to firmly overcome the down cycles, and when there is a sign of recovery of global economy, the Company can immediately catch any opportunities for growth. Looking back to 2011, the Company has accomplished the followings:

1.	Display business:

A full launch of Company’s high-end products and technologies. For example, AUO has increased its shipment proportion for the new applications, such as one glass solution touch panels and naked eye 3D notebook panels, penetrated into the supply chain of world-class automotive manufacturers, and introduced the Hyper LCD panels for smartphone application. All of the above demonstrates AUO’s fruitful results of its continuous investment in the advanced display technologies.

2.	Solar business:

The Company’s solar strategy is to continuously focus on technology differentiation and to expand its global exposure. For example, AUO has mass produced back-contact mono-crystalline modules with conversion efficiencies of over 20%. The Company was also the first in the industry to launch the AC (Alternating Current, AC) module along with the energy monitoring system. Furthermore, the Company has successfully won various solar power projects located in the United Kingdom, Germany, Italy, Slovakia, Czech Republic, South Africa, the United States, and Taiwan.

The fast-changing industry cycle and the diversification of market and product trends have been constantly testing AUO’s overall ability to respond and adapt to new technologies, manufacturing, and marketing trends. Looking forward to 2012, AUO’s management team will target business growths in the following sectors:

1. Display business:

(1) Enhance the value of existing capacity with new products and technologies:

The Company plans to proactively develop the next generation technologies, such as boosting the development and mass production of one glass solution touch panels, embedded touch panels, naked eye 3D panels, super narrow bezel TV panels, and small and medium-sized OLED panels, and accelerate the time to market for new products to gain the competitive edges and increase profit contributions.

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(2) Offer total solution to customers:

To help customers to stay ahead in the diverse global market by providing them with advanced and cost-competitive display products using the Company's full range of production lines and flexible production capability, the Company will also proactively develop innovative products with diversified applications in order to create new business opportunities in various panel applications.

2. Solar business:

(1) Establish a solar brand and expand sales channel:

By introducing a new solar brand, AUO intends to expand its sales channels in the system and downstream business through global deployment and local services, and aggressively explore any solar project opportunities.

(2) Continue to develop high efficiency products:

AUO plans to continuously develop the mono-crystalline solar cells used in-house and enhance module encapsulation technology to upgrade the conversion efficiency and reliability of the modules.The Company also plans to introduce more environmental friendly solar cell and module products with high conversion efficiency for rooftop and power plants, building a foundation for a high efficiency and high quality solar brand.

In our 15 years of history, our core value of “integrity” has never changed. AUO’s management team is determined to overcome future challenges with consistent levels of passion and execution. By strengthening our financial positions during recessions and enhancing our competitive advantages in products and technology, we envision to explore more opportunities for the Company in the years to come and establish AUO as the global leader in both optoelectronics and green energy industries, with an ultimate goal to maximize our value to our shareholders.

Kuen-Yao (K.Y.) Lee, Chairman

Paul Peng, President

Andy Yang, Chief Financial Officer

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Attachment 2:

Audit Committee’s Review Report

The Board of Directors has prepared the Company’s Business Report, Financial Statements, and Deficit Compensation Statement for the year of 2011. Shing-Hai Wei and Yiu-Kwan Au, Certified Public Accountants of KPMG, have audited the Financial Statements. The 2011 Business Report, Financial Statements, and Deficit Compensation Statement have been reviewed and determined to be correct and accurate by the Audit Committee of AU Optronics Corp. I, as the Chairman of the Audit Committee, hereby submit this report according to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law.

AU Optronics Corp.

Chairperson of the Audit Committee

Vivien Huey-Juan Hsieh

March 27, 2012

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Attachment 3:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of `Directors

AU Optronics Corp.:

We have audited the accompanying balance sheets of AU Optronics Corp. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants.” Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years ended December 31, 2011 and 2010, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)

February 22, 2012

(The information described in note 9 to the financial statements is based on March 27, 2012)

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets

December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars)

	2011	2010
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	54,825,447	52,460,444
Accounts receivable, net	42,278,265	46,791,857
Receivables from related parties, net	4,041,586	6,492,237
Other receivables from related parties	402,900	283,440
Other current financial assets	1,138,066	397,262
Inventories, net	35,942,700	34,416,003
Prepayments and other current assets	6,308,959	1,744,093
Deferred tax assets, net	2,158,673	5,216,493
Financial assets measured at fair value through profit and loss — current	65,622	415,727

Total current assets	147,162,218	148,217,556

Long-term investments:
Equity-method investments	76,817,592	72,340,382

Property, plant and equipment:
Cost
Land	6,273,615	6,273,615
Buildings	83,780,879	83,765,228
Machinery and equipment	598,506,133	558,602,180
Other equipment	27,754,804	27,080,867

	716,315,431	675,721,890
Less: accumulated depreciation	(466,560,938)	(404,575,500)
Construction in progress	354,925	32,371
Prepayments for purchases of land and equipment	9,702,716	34,505,237

Net property, plant and equipment	259,812,134	305,683,998

Intangible assets:
Goodwill	11,280,595	11,280,595
Technology-related fees	3,971,578	2,600,362

Total intangible assets	15,252,173	13,880,957

Other assets:
Idle assets, net	1,127,152	1,370,299
Refundable deposits	146,626	16,334
Deferred charges, net	798,139	953,078
Deferred tax assets, net	10,819,047	3,103,223
Restricted cash in bank	17,625	36,372
Long-term prepayments for materials	942,019	—
Prepaid pension cost	519,016	461,912

Total other assets	14,369,624	5,941,218

Total Assets	513,413,741	546,064,111

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets (continued)

December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars, except for par value)

	2011	2010
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	4,400,000	—
Accounts payable	30,022,280	38,249,912
Payables to related parties	50,991,341	50,969,044
Accrued expenses and other current liabilities	31,679,053	26,630,160
Financial liabilities measured at fair value through profit and loss—current	657	76,976
Other payables to related parties	743,679	407,560
Equipment and construction in progress payable	12,177,287	16,410,269
Current installments of long-term borrowings	39,177,629	24,287,000
Current installments of bonds payable	3,500,000	6,000,000

Total current liabilities	172,691,926	163,030,921

Long-term liabilities:
Financial liabilities measured at fair value through profit and loss—noncurrent	738,628	217,023
Bonds payable, excluding current installments	—	3,500,000
Convertible bonds payable	21,048,500	23,951,212
Long-term borrowings, excluding current installments	111,840,571	86,018,200
Hedging derivative financial liabilities—noncurrent	193,223	271,225
Long-term deferred revenue	655,907	793,993

Total long-term liabilities	134,476,829	114,751,653

Other liabilities	856,270	120,604

Total liabilities	308,025,025	277,903,178

Stockholders’ equity:
Capital stock:
Common stock, NT$ 10 par value	88,270,455	88,270,455

Capital surplus	117,709,063	115,947,805

Retained earnings (Accumulative deficits):
Legal reserve	15,875,372	15,206,106
Unappropriated retained earnings (Accumulative deficits)	(18,347,855)	47,116,043

Others:	(2,472,483)	62,322,149

Cumulative translation adjustments	2,021,571	1,053,896
Minimum pension liability	(1,316)	—
Unrealized gains (losses) on financial instruments	(138,574)	566,628

	1,881,681	1,620,524

Total stockholders’ equity	205,388,716	268,160,933

Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	513,413,741	546,064,111

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Operations

Years ended December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars, except for per share data)

	2011	2010
	NT$	NT$
Net sales	359,528,072	442,996,298
Cost of goods sold	391,189,007	416,614,357

Gross profit (loss)	(31,660,935)	26,381,941

Operating expenses:
Selling	8,189,143	6,787,766
General and administrative	6,547,620	5,793,469
Research and development	8,088,775	5,913,840

	22,825,538	18,495,075

Operating income (loss)	(54,486,473)	7,886,866

Non-operating income and gains:
Interest income	182,667	155,849
Investment gains recognized by equity method, net	—	2,211,912
Gain on sale of investment securities, net	1,700,803	—
Gains on valuation of financial instruments, net	696,678	3,874,081
Other income	1,599,190	1, 181,570

	4,179,338	7,423,412

Non-operating expenses and losses:
Interest expenses	3,648,019	3,389,234
Foreign currency exchange losses, net	141,321	3,290,918
Depreciation of idle assets	706,841	635,120
Investment losses recognized by equity method, net	5,241,200	—
Provisions for potential litigation losses and others	6,126,565	1,612,840

	15,863,946	8,928,112

Earnings (loss) before income taxes	(66,171,081)	6,382,166
Income tax benefit	(4,907,267)	(31 0,491)

Net income (loss)	(61,263,814)	6,692,657

Earnings (loss) per share:
Basic (L) EPS—net income (loss)	(6.94)	0.76

Diluted (L) EPS—net income (loss)	(6.94)	0.70

~ 20 ~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Stockholders’ Equity

Years ended December 31, 2010

(Expressed in thousands of New Taiwan dollars)

			Retained earnings		Others
	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Total
Balance at January 1, 2010	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	—	1,089,644	262,087,137
Embedded conversion options derived from convertible bonds	—	101,787	—	—	—	—	—	101,787
Adjustments to capital surplus, retained earnings and unrealized losses on financial instruments for changes in investees’ equity	—	873,870	—	(439,665)	—	—	(709,609)	(275,404)
Net income	—	—	—	6,692,657	—	—	—	6,692,657
Unrealized gains on cash flow hedges, net	—	—	—	—	—	—	186,593	186,593
Foreign currency translation adjustments	—	—	—	—	(631,837)	—	—	(631,837)

Balance at December 31, 2010	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	—	566,628	268,160,933

~ 21 ~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Stockholders’ Equity (continued)

Years ended December 31, 2011

(Expressed in thousands of New Taiwan dollars)

			Retained earnings (Accumulative deficits)		Others
	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings (Accumulative deficit)	Cumulative translation adjustments	Minimum pension liability	Unrealized gains (losses) on financial instruments	Total
Balance at January 1, 2011	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	—	566,628	268,160,933
Appropriation for legal reserve	—	—	669,266	(669,266)	—	—	—	—
Cash dividends	—	—	—	(3,530,818)	—	—	—	(3,530,818)
Adjustments to capital surplus, minimum pension liability and unrealized losses on financial instruments for changes in investees’ equity	—	1,761,258	—	—	—	(1,316)	(769,944)	989,998
Net loss	—	—	—	(61,263,814)	—	—	—	(61,263,814)
Unrealized gains on cash flow hedges, net	—	—	—	—	—	—	64,742	64,742
Foreign currency translation adjustments	—	—	—	—	967,675	—	—	967,675

Balance at December 31, 2011	88,270,455	117,709,063	15,875,372	(18,347,855)	2,021,571	(1,316)	(138,574)	205,388,716

Note: Remuneration to directors of NT$30,117 thousand and employee bonuses of NT$891,462 thousand were deducted from the statement of operations of 2010.

~ 22 ~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows

Years ended December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars)

	2011	2010
	NT$	NT$
Cash flows from operating activities:
Net income (loss)	(61,263,814)	6,692,657
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	72,432,753	74,708,596
Amortization of intangible assets and deferred charges	1,196,024	1,182,868
Difference between net pension cost and plan contribution	(57,104)	(86,002)
Losses (gains) on disposals and write-off of property, plant and equipment and idle assets	2,771	(86,694)
Amortization of discounts for bonds payable and others	561,844	156,020
Unrealized foreign currency exchange losses (gains), net	929,297	(940,903)
Proceeds from of cash dividends	602,427	373,768
Gain on disposals of investment securities	(1,700,803)	—
Investment losses (gains) recognized by equity method, net	5,241,200	(2,211,912)
Losses (gains) on valuation of financial instruments, net	199,631	(727,324)
Gain on purchase of convertible bonds payable	(686,972)	—
Changes in operating assets and liabilities:
Decrease in accounts receivable	4,844,422	7,800,474
Decrease (increase) in related parties receivables	2,331,191	(1,140,929)
Increase in inventories, net	(1,526,697)	(4,542,176)
Increase in deferred tax assets, net	(4,875,809)	(642,743)
Decrease (increase) in prepayments (including long-term prepayments for materials) and other current assets	(6,216,334)	2,566,480

Increase (decrease) in accounts payable	(8,828,305)	1,039,594
Increase (decrease) in related parties payables	358,416	(5,928,427)
Increase in accrued expenses and other current liabilities	4,902,002	2,059,519

Net cash provided by operating activities	8,446,140	80,272,866

Cash flows from investing activities:
Acquisition of property, plant and equipment	(30,946,330)	(62,535,711)
Proceeds from disposals of property, plant and equipment and idle assets	309,233	1,056,293
Proceeds from capital reduction of long-term investments	2,585,763	—
Purchase of equity-method investments	(11,252,404)	(17,424,587)
Proceeds from disposal of equity-method investments	2,208,824	—
Increase in intangible assets and deferred charges	(2,420,009)	(631,563)
Decrease in restricted cash in bank	18,747	92,273
Decrease (increase) in refundable deposits	(126,171)	10,297

Net cash used in investing activities	(39,622,347)	(79,432,998)

Cash flows from financing activities:
Increase in short-term borrowings	4,400,000	—
Purchase of convertible bonds payable	(2,324,610)	—
Increase in guarantee deposits	760,134	116,751
Repayment of long-term borrowings	(24,287,000)	(43,274,829)
Repayment of bonds payable	(6,000,000)	(8,190,900)
Proceeds from long-term borrowings	65,000,000	20,250,000
Proceeds from convertible bonds payable	—	24,703,380
Cash dividends	(3,530,818)	— .

Net cash provided by (used in) financing activities	34,017,706	(6,395,598)

~ 23 ~

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows (continued)

Years ended December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars)

	2011	2010
	NT$	NT$
Effect of exchange rate change on cash	(476,496)	902,165

Net increase (decrease) in cash and cash equivalents	2,365,003	(4,653,565)
Cash and cash equivalents at beginning of year	52,460,444	57,114,009

Cash and cash equivalents at end of year	54,825,447	52,460,444

Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	2,976,705	3,277,726

Cash paid for income taxes	314,281	21,644

Additions to property, plant and equipment:
Increase in property, plant and equipment	26,629,746	60,389,971
Decrease in equipment and construction-in-progress payables	4,316,584	2,145,740

	30,946,330	62,535,711

Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	42,677,629	30,287,000

~ 24 ~

Attachment 4:

English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors

AU Optronics Corp.:

We have audited the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the “Rules Governing Auditing and Certification of Financial Statements by Certified Public Accountants.” Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AU Optronics Corp. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

KPMG Certified Public Accountants

Hsinchu, Taiwan (Republic of China)

February 22, 2012

(The information described in note 9 to the consolidated financial statements is based on March 27, 2012)

~ 25~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars)

	2011	2010
	NT$	NT$
Assets
Current assets:
Cash and cash equivalents	90,836,668	89,498,491
Notes and accounts receivable, net	44,747,926	50,595,501
Receivables from related parties, net	6,783,605	9,320,432
Other receivables from related parties	191,499	72,696
Other current financial assets	1,280,078	587,850
Inventories, net	47,881,948	44,568,106
Prepayments and other current assets	8,562,426	4,539,631
Deferred tax assets, net	2,304,158	5,375,623
Financial assets measured at fair value through profit and loss —current	85,621	427,265

Total current assets	202,673,929	204,985,595

Long-term investments:
Equity-method investments	15,917,335	15,540,959
Available-for-sale financial assets—noncurrent	436,774	1,373,687
Financial assets measured at fair value through profit and loss—noncurrent	175	—
Financial assets carried at cost—noncurrent	1,487,795	896,294

Total long-term investments	17,842,079	17,810,940

Property, plant and equipment:
Cost
Land	9,365,481	8,052,370
Buildings	123,995,592	113,542,262
Machinery and equipment	730,389,859	661,815,861
Other equipment	39,394,042	37,144,773

	903,144,974	820,555,266
Less: accumulated depreciation	(572,623,757)	(493,695,739)
Construction in progress	8,259,938	2,714,407
Prepayments for purchases of land and equipment	19,697,808	54,293,812

Net property, plant and equipment	358,478,963	383,867,746

Intangible assets:
Goodwill	11,456,176	11,454,512
Technology-related fees	3,971,926	2,607,455

Total intangible assets	15,428,102	14,061,967

Other assets:
Idle assets, net	1,697,615	1,760,638
Refundable deposits	404,751	176,141
Deferred charges, net	3,321,469	2,593,372
Deferred tax assets, net	11,064,101	3,379,370
Restricted cash in bank	158,509	162,221
Others	1,708,626	517,779

Total other assets	18,355,071	8,589,521

Total Assets	612,778,144	629,315,769

~ 26 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars, except for par value)

	2011	2010
	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	7,850,793	1,183,248
Notes payable and accounts payable	65,244,893	73,657,842
Payables to related parties	17,454,179	20,124,665
Accrued expenses and other current liabilities	48,250,072	38,233,627
Financial liabilities measured at fair value through profit and loss—current	17,523	268,827
Other payables to related parties	168,004	98,601
Equipment and construction in progress payable	18,761,731	19,881,973
Current installments of long-term borrowings	42,868,289	29,824,179
Current installments of bonds payable	3,564,383	6,105,621

Total current liabilities	204,179,867	189,378,583

Long-term liabilities:
Financial liabilities measured at fair value through profit and loss—noncurrent	914,854	230,699
Bonds payable, excluding current installments	—	3,561,149
Convertible bonds payable	21,048,500	23,951,212
Long-term borrowings, excluding current installments	156,088,780	117,123,895
Hedging derivative financial liabilities—noncurrent	198,360	287,706
Long-term payables, excluding current installments	1,290,740	1,766,626
Unearned revenue and others	6,617,500	10,365,760

Total long-term liabilities	186,158,734	157,287,047

Other liabilities	1,162,605	325,582

Total liabilities	391,501,206	346,991,212

Stockholders’ equity:
Capital stock:
Common stock, NT$ 10 par value	88,270,455	88,270,455

Capital surplus	117,709,063	115,947,805

Retained earnings (Accumulative deficits):
Legal reserve	15,875,372	15,206,106
Unappropriated retained earnings (Accumulative deficits)	(18,347,855)	47,116,043

	(2,472,483)	62,322,149

Others:
Cumulative translation adjustments	2,021,571	1,053,896
Minimum pension liability	(1,316)	—
Unrealized gains (losses) on financial instruments	(138,574)	566,628

	1,881,681	1,620,524

	205,388,716	268,160,933

Minority interests	15,888,222	14,163,624

Total stockholders’ equity	221,276,938	282,324,557

Commitments and contingent liabilities
Total Liabilities and Stockholders’ Equity	612,778,144	629,315,769

~ 27 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars, except for per share data)

	2011	2010
	NT$	NT$
Net sales	379,711,878	467,157,964
Cost of goods sold	407,899,195	430,859,371

Gross profit (loss)	(28,187,317)	36,298,593

Operating expenses:
Selling	9,636,557	8,641,453
General and administrative	11,208,846	10,736,924
Research and development	8,625,812	6,423,552

	29,471,215	25,801,929

Operating income (loss)	(57,658,532)	10,496,664

Non-operating income and gains:
Interest income	403,538	286,798
Investment gains recognized by equity method, net	—	681,331
Gains on valuation of financial instruments, net	744,072	3,986,083
Gains on sale of investment securities, net	3,080,716	1,527,229
Other income	3,262,032	2,302,755

	7,490,358	8,784,196

Non-operating expenses and losses:
Interest expenses	4,876,254	4,233,127
Foreign currency exchange losses, net	94,732	3,581,120
Depreciation of idle assets	1,002,771	859,193
Asset impairment losses	479,966	—
Investment losses recognized by equity method, net	63,943	—
Casualty loss, provisions for potential litigation losses and others	8,966,289	2,011,439

	15,483,955	10,684,879

Earnings (loss) before income taxes	(65,652,129)	8,595,981
Income tax expense (benefit)	(4,205,079)	1,187,894

Net income (loss)	(61,447,050)	7,408,087

Attributable to:
Equity holders of the parent company	(61,263,814)	6,692,657
Minority interest	(183,236)	715,430

Net income (loss)	(61,447,050)	7,408,087

Earnings (loss) per share:
Basic (L) EPS—net income (loss)	(6.94)	0.76

Diluted (L) EPS—net income (loss)	(6.94)	0.70

~ 28 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2010

(Expressed in thousands of New Taiwan dollars)

			Retained earnings		Others
							Unrealized
				Unappropriated	Cumulative	Minimum	gains (losses)
		Capital	Legal	retained	translation	Pension	on financial	Minority
	Capital stock	surplus	reserve	earnings	adjustments	liability	instruments	interests	Total
Balance at January 1, 2010	88,270,455	114,972,148	15,206,106	40,863,051	1,685,733	—	1,089,644	12,831,855	274,918,992
Embedded conversion options derived from convertible bonds	—	101,787	—	—	—	—	—	—	101,787
Unrealized gains (losses) on available-for-sales financial assets, net	—	—	—	—	—	—	(747,324)	592	(746,732)

Unrealized gains (losses) on cash flow hedges, net	—	—	—	—	—	—	181,415	34	181,449
Foreign currency translation adjustments	—	—	—	—	(631,837)	—	—	12,458	(619,379)
Adjustments to capital surplus, retained earnings and unrealized gains (losses) on financial instruments for changes in investees’ equity	—	873,870	—	(439,665)	—	—	42,893	701,735	1,178,833

Net income	—	—	—	6,692,657	—	—	—	715,430	7,408,087
Adjustments for changes in minority interests	—	—	—	—	—	—	—	(98,480)	(98,480)

Balance at December 31, 2010	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	—	566,628	14,163,624	282,324,557

~ 29 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (continued)

Years ended December 31, 2011

(Expressed in thousands of New Taiwan dollars)

			Retained earnings
			(Accumulative deficits)		Others
				Unappropriated
				retained			Unrealized
				earnings	Cumulative	Minimum	gains (losses)
		Capital	Legal	(Accumulative	translation	pension	on financial	Minority
	Capital stock	surplus	reserve	deficit)	adjustments	liability	instruments	interests	Total
Balance at January 1, 2011	88,270,455	115,947,805	15,206,106	47,116,043	1,053,896	—	566,628	14,163,624	282,324,557
Appropriation for legal reserve	—	—	669,266	(669,266)	—	—	—	—	—
Cash dividends	—	—	—	(3,530,818)	—	—	—	—	(3,530,818)
Unrealized losses on available-for-sales financial assets, net	—	—	—	—	—	—	(750,395)	(431)	(750,826)
Unrealized gains on cash flow hedges, net	—	—	—	—	—	—	76,863	376	77,239
Foreign currency translation adjustments	—	—	—	—	967,675	—	—	332,925	1,300,600
Adjustments to capital surplus, minimum pension liability and unrealized losses on financial instruments for changes in investees’ equity	—	1,761,258	—	—	—	(1,316)	(31,670)	(1,270,657)	457,615
Net loss	—	—	—	(61,263,814)	—	—	—	(183,236)	(61,447,050)
Adjustments for changes in minority interests	—	—	—	—	—	—	—	2,845,621	2,845,621

Balance at December 31, 2011	88,270,455	117,709,063	15,875,372	(18,347,855)	2,021,571	(1,316)	(138,574)	15,888,222	221,276,938

Note:	Remuneration to directors of NT$30,117 thousand and employee bonuses of NT$891,462 thousand were deducted from the consolidated statement of operations of 2010.

~ 30~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars)

	2011	2010
	NT$	NT$
Cash flows from operating activities:
Net income (loss)	(61,447,050)	7,408,087
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	87,361,532	87,748,809
Amortization of intangible assets and deferred charges	1,390,901	1,386,893
Difference between net pension cost and plan contribution	(110,419)	(65,954)
Unrealized foreign currency exchange losses (gains), net	929,297	(940,903)
Asset impairment losses	479,966	—
Losses (gains) on valuation of financial instruments, net	178,560	(781,930)
Investment losses (gains) recognized by equity method, net	63,943	(681,331)
Proceeds from cash dividends	651,486	437,801
Gain on disposals of investment securities	(3,080,716)	(1,527,229)
Gain on purchase of convertible bonds payable	(686,972)	—
Amortization of discounts for bonds payable and others	581,880	156,020
Losses (gains) on disposals and write-off of property, plant and equipment, and idle assets	115,533	(78,697)
Change in operating assets and liabilities:
Decrease in accounts and notes receivable	6,178,404	6,939,291
Decrease (increase) in related parties receivables	2,418,024	(4,877,688)
Increase in inventory, net	(3,301,713)	(6,197,038)
Increase in deferred tax assets, net	(4,492,695)	(535,267)
Increase in prepayments and other current assets	(5,814,751)	(2,017,877)
Increase (decrease) in accounts and notes payable	(8,792,772)	5,112,615
Decrease in related parties payables	(2,601,083)	(2,380,135)
Increase in accrued expenses and other current liabilities	5,198,466	958,950
Increase (decrease) in unearned revenue	(704,70)	671,170

Net cash provided by operating activities	14,515,120	90,735,587

Cash flows from investing activities:
Acquisition of property, plant and equipment	(56,919,591)	(84,620,951)
Proceeds from disposals of property, plant and equipment and idle assets	51,268	73,958
Proceeds from disposal of available-for-sale financial assets	135,433	716,751
Purchase of equity-method investments	(2,467,442)	(1,258,811)
Purchase of financial assets carried at cost	(30,000)	(658,959)
Proceeds from disposal of equity-method investments	3,840,423	1,360,447
Proceeds from disposal of financial assets carried at cost	19,658	424
Proceeds from capital reduction of long-term investments	95,389	18,677
Decrease in restricted cash in bank	3,712	429,733
Increase in intangible assets and deferred charges	(2,419,657)	(1,414,472)
Decrease (increase) in refundable deposits	(224,489)	18,346

Net cash used in investing activities	(57,915,296)	(85,334,857)

~ 31 ~

English Translation of Consolidated Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2011 and 2010

(Expressed in thousands of New Taiwan dollars)

	2011	2010
	NT$	NT$
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	3,104,515	(4,938,767)
Purchase of convertible bonds payable	(2,324,610)	—
Increase in guarantee deposits	915,055	164,757
Repayment of long-term borrowings	(39,218,750)	(52,295,860)
Repayment of bonds payable	(6,111,207)	(8,315,051)
Proceeds from long-term borrowings	89,647,542	37,906,538
Proceeds from convertible bonds payable	—	24,703,380
Cash dividends	(3,530,818)	—
Proceeds from issuance of subsidiary shares to minority interests	3,252,346	4,338,348
Cash dividends to minority interests and others	101,867	(685,129)

Net cash provided by financing activities	45,835,940	878,216

Effect of exchange rate change on cash	(1,183,849)	(340,284)

Cash increase (decrease) resulting from change in consolidated entity	86,262	(1,883,482)

Net increase in cash and cash equivalents	1,338,177	4,055,180
Cash and cash equivalents at beginning of year	89,498,491	85,443,311

Cash and cash equivalents at end of year	90,836,668	89,498,491

Supplemental disclosures of cash flow information:
Cash paid for interest expense (excluding interest capitalized)	4,892,384	4,260,269

Cash paid for income taxes	1,172,641	803,775

Supplementary disclosure of non-cash investing and financing activities:
Current installments of long-term liabilities	46,432,672	35,929,800

Reclassification of equity-method investments from equity investments held-for-sale	—	707,175

Additions to property, plant and equipment:
Increase in property, plant and equipment	54,883,840	79,143,746
Decrease in equipment and construction-in-progress payables	2,035,751	5,477,205

	56,919,591	84,620,951

Impact of change in consolidated entities:
Cash	86,262	(1,883,482)
Non-cash assets	5,810,609	(3,914,044)
Liabilities	(5,845,935)	(1,599,359)
Minority interests	(50,936)	3,982,504

	—	(3,414,381)

~ 32 ~

Attachment 5:

2011 Deficit Compensation Statement

Amount in NT$

Items	Amount
Net loss, 2011	(61,263,814,587)
Plus:
Unappropriated retained earnings from previous years	42,915,959,464
Deficit to be compensated — at the end of 2011	(18,347,855,123)
Appropriation items:
Legal reserve	15,875,372,026
APIC- merger & acquisition premium	2,472,483,097
Deficit yet to be compensated after the appropriation	0

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Attachment 6:

Comparison Table for the Articles of Incorporation

Before and After Amendment

Before amendment		After amendment		Reason of amendment
Number of Article	Text of Article	Number of Article	Text of Article
Article 5	The total capital of the Company is One Hundred and Ten Billion New Taiwan Dollars (NT$110,000,000,000), divided into Eleven Billion (11,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.	Article 5	The total capital of the Company is One Hundred and ~~Ten~~ Twenty Billion New Taiwan Dollars (NT$1~~1~~20,000,000,000), divided into ~~Eleven~~ Twelve Billion (1~~1~~2,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments.	To meet the operation needs

	A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.		A total of 100,000,000 shares among the above total capital should be reserved for issuance of new shares for performing obligation under the employee stock options, which may be issued in installments.

Article 6	The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.	Article 6	The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.	To meet the requirement for issuing shares in scripless form

	Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.		~~Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.~~

	The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities in book-entry form, instead of delivering physical certificates evidencing shares or other securities.		The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities in book-entry form, instead of delivering physical certificates evidencing shares or other securities.

Article 7	The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.	Article 7	~~The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed~~. Unless otherwise provided by applicable law and regulations, the shareholders services shall be handled in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies.	To meet the actual needs and the requirement for issuing shares in scripless form

~ 34 ~

Article 9	Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be present on such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The relevant matters related to the use and rescission of the proxy shall be conducted in accordance with the Company Law and applicable rules.	Article 9	Unless otherwise provided in ~~the Company Law~~, applicable law and regulations, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be present on such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of ~~his~~ such person’s voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The relevant matters related to the use and rescission of the proxy shall be conducted in accordance with the Company Law and applicable rules.	Modify wording for the purpose of clarification

Article 10	The Company shall have nine to eleven directors. Directors shall be elected from a slate of director candidates, which are nominated under the Candidate Nomination System, at shareholders’ meetings. With in the entire Board, the Company shall have three to six independent directors on the Board. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination and election, and other matters with respect to independent directors shall be in compliance with applicable laws and regulations. The term of office for all directors shall be three (3) years. The directors are eligible for re-election. The number of the directors shall be decided by the board of directors.	Article 10	The Company shall have ~~nine~~ seven to eleven directors. Directors shall be elected from a slate of director candidates, which are nominated under the Candidate Nomination System, at shareholders’ meetings. With in the entire Board, the Company shall have at lease three ~~to six~~ independent directors on the Board. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination and election, and other matters with respect to independent directors shall be in compliance with applicable laws and regulations. The term of office for all directors shall be three (3) years. The directors are eligible for re-election. The number of the directors shall be decided by the board of directors.	To meet the operation needs

	The Board is authorized to determine the compensation for the directors, taking into account the extent and value of the services provided for the Company’s operation and with reference to the standards of local and overseas industry.		The Board is authorized to determine the compensation for the directors, taking into account the extent and value of the services provided for the Company’s operation and with reference to the standards of local and overseas industry.

~ 35 ~

	The Company may take out liability insurance for the directors with respect to the liabilities resulting from exercising their duties during their terms of office.		The Company may take out liability insurance for the directors with respect to the liabilities resulting from exercising their duties during their terms of office.

Article 11	The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.	Article 11	The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors in the same manner. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board asks for leave or for other reason cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.	Modify wording for the purpose of clarification

Article 14	After the end of each fiscal year, the Board shall prepare and submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of earnings or recovery of loss. The above documents shall be audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their acceptance.	Article 14	After the end of each fiscal year, the Board shall prepare and submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of earnings or recovery of loss ~~The above documents shall be audited by an accountant appointed by the supervisors and then submitted~~ to the shareholders at the ordinary meeting of shareholders for their acceptance.	Modify wording for the purpose of clarification

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company’s legal reserve and a certain amount shall be allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority and the balance shall be distributed as follows:

1.      employee bonus: not less than 5%;

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company’s legal reserve unless and until the accumulated legal reserve reaches the paid in capital ~~and a~~. A certain amount shall be further allocated as special reserve or the special reserve shall be reversed in accordance with applicable laws and regulations or as requested by the competent authority and the balance shall be distributed as follows:

1.      employee bonus: not less than 5%;

To be in compliance with the amended regulations

~ 36 ~

2.      remuneration of directors: no more than 1%; and

3.      all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

The Company’s dividend policy is to pay dividends from surplus. Upon consideration factors such as the Company’s current and future investment environment, cash requirements, competitive conditions and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws and submit such proposal to the shareholders’ meeting for approval. No less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash.

2.      remuneration of directors: no more than 1%; and

3.      all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

The Company’s dividend policy is to pay dividends from surplus~~. Upon~~ consider~~ation~~ing factors such as the Company’s current and future investment environment, cash requirements, competitive conditions and capital budget requirements, and taking into account the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, ~~the Board shall propose the profit allocation each year subject to relevant laws and submit such proposal to the shareholders’ meeting for approval~~. No less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash.

Article 17	These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.	Article 17	These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.	To add the amendment date

	The first amendment was made on September 18, 1996.		The first amendment was made on September 18, 1996.

	The second amendment was made on September 15, 1997.		The second amendment was made on September 15, 1997.

	The third amendment was made on April 23, 1998.		The third amendment was made on April 23, 1998.

	The fourth amendment was made on April 23, 1999.		The fourth amendment was made on April 23, 1999.

	The fifth amendment was made on March 9, 2000.		The fifth amendment was made on March 9, 2000.

	The sixth amendment was made on May 10, 2001.		The sixth amendment was made on May 10, 2001.

	The seventh amendment was made on May 10, 2001.		The seventh amendment was made on May 10, 2001.

	The eighth amendment was made on October 17, 2001.		The eighth amendment was made on October 17, 2001.

	The ninth amendment was made on May 21, 2002.		The ninth amendment was made on May 21, 2002.

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The tenth amendment was made on May 29, 2003.	The tenth amendment was made on May 29, 2003.
The eleventh amendment was made on April 29, 2004.	The eleventh amendment was made on April 29, 2004.
The twelfth amendment was made on June 14, 2005.	The twelfth amendment was made on June 14, 2005.
The thirteenth amendment was made on June 15, 2006.	The thirteenth amendment was made on June 15, 2006.
The fourteenth amendment was made on June 13, 2007.	The fourteenth amendment was made on June 13, 2007.
The fifteenth amendment was made on June 19, 2009.	The fifteenth amendment was made on June 19, 2009.
The sixteenth amendment was made on June 10, 2011.	The sixteenth amendment was made on June 10, 2011.
The seventeen amendment was made on June 13, 2012.

~ 38 ~

Attachment 7:

Comparison Table for the Handling Procedures for Acquisition or Disposition of Assets

Before and After Amendment

Before amendment		After amendment		Reason of amendment
Number of Article	Text of Article	Number of Article	Text of Article
Article 4

Information Disclosure

(1)    If the Company or the Company’s subsidiary acquires or disposes of the following assets, the Company shall make a public announcement and file the necessary report(s) in the format prescribed by the FSC within two days from occurrence of the relevant event:

(i)     acquiring real property from any related party;

(ii)    investing in Mainland China;

(iii)  conducting merger, spin-off, acquisition or share transfer;

(iv)   except for any of those referred to in the preceding three subparagraphs where an asset transaction, the cumulative transaction amount of acquisitions or dispositions, of the same type of underlying asset, with the same trading counterparty within one year, the accumulative transaction amount of real property acquisitions or dispositions within the same development within one year, or the accumulative transaction amount of acquisitions or dispositions of the same security within one year reaches 20 % or more of the Company’s paid-in capital or NT$300 million or more; provided, this shall not apply to the following circumstances:

(a)    trading in government bonds;

(b)    bond trading with repurchase and/or reverse purchase arrangement;

Article 4

Information Disclosure

(1)    If the Company or the Company’s subsidiary acquires or disposes of the following assets, the Company shall make a public announcement and file the necessary report(s) in the format prescribed by the FSC within two days from occurrence of the relevant event:

(i)     acquiring or disposing of real property from any related party or acquiring or disposing of assets other than real property from or to a related party and the transaction amount reaches 20% or more of the Company’s paid-in capital, 10% or more of the Company’s total assets, or NT$300 million or more, except for trading in government bonds or bond trading with repurchase and/or reverse purchase arrangements;

(ii)    ~~investing in Mainland China; (iii)~~conducting merger, spin-off, acquisition or share transfer;

(iii)  ~~(iv)~~ except for any of those referred to in the preceding ~~three~~ two subparagraphs or investing in Mainland China, where an asset transaction, the cumulative transaction amount of acquisitions or dispositions, of the same type of underlying asset, with the same trading counterparty within one year, the accumulative transaction amount of real property acquisitions or dispositions within the same development within one year, or the accumulative

To be in compliance with the amended regulations

~ 39 ~

(c)    the acquired and/or disposed assets are the machines and equipments which are for business use, the transaction counterparties are not related parties, and the transaction amount is less than NT$500 million; and

(d)    the real property was acquired by ways of mandating others to build on the Company’s own land, joint construction with others to share the buildings, joint construction with others to acquire certain proportion of ownership of the buildings, or joint construction with others to separately sell the buildings, and the proposed investment amount to be contributed by the Company is less than NT$500 million.

(2)    If any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and reported in accordance with the relevant rules, a public report of relevant information shall be made on the information reporting website designated by FSC within two days from the day of occurrence of the fact:

(i)     change, termination, or rescission of the contract signed in regard to the original transaction;

(ii)    the merger, demerger, acquisition, or transfer of shares is not completed by scheduled date set forth in the contract.

....

transaction amount of acquisitions or dispositions of the same security within one year reaches 20 % or more of the Company’s paid-in capital or NT$300 million or more; provided, this shall not apply to the following circumstances:

(a)    trading in government bonds;

(b)    bond trading with repurchase and/or reverse purchase arrangement;

(c)    the acquired and/or disposed assets are the machines and equipments which are for business use, the transaction counterparties are not related parties, and the transaction amount is less than NT$500 million; and

(d)    the real property was acquired by ways of mandating others to build on the Company’s own land, or mandating others to build on rented land, joint construction with others to share the buildings, joint construction with others to acquire certain proportion of ownership of the buildings, or joint construction with others to separately sell the buildings, and the proposed investment amount to be contributed by the Company is less than NT$500 million.

~ 40 ~

(2)    If any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and reported in accordance with the relevant rules, a public report of relevant information shall be made on the information reporting website designated by FSC within two days commencing from the day of occurrence of the fact:

(i) change, termination, or rescission of the contract signed in regard to the original transaction;

(ii) the merger, demerger, acquisition, or transfer of shares is not completed by scheduled date set forth in the contract; or

(iii) change of the originally publicly announced and reported information. ....

Article 5

Evaluation Procedures

(1)    Except for the assets which are dealing with a government institution or by ways of mandating others to build on the Company’s own land or on the land rented by the Company or the machines and equipments which are to be acquired for business use, any acquisition or disposal of real property or other fixed assets the transaction amount of which reaches 20% of the Company’s paid-in capital or NT$300,000,000 or more, shall be subject to obtaining the evaluation report issued by the professional appraisers and compliance with the following provisions:

Article 5

Evaluation Procedures

(1)    Except for the assets which are dealing with a government institution or by ways of mandating others to build on the Company’s own land or on the land rented by the Company or the machines and equipments which are to be acquired for business use, any acquisition or disposal of real property or other fixed assets the transaction amount of which reaches 20% of the Company’s paid-in capital or NT$300,000,000 or more, shall be subject to obtaining the evaluation report issued by the professional appraisers prior to occurrence of the event and compliance with the following provisions:

To be in compliance with the amended regulations

(i)      If a limited price, a specified price or a special price is used as a reference for determination of the transactional price due to special reason, such transaction shall be submitted to the Board of Directors for prior approval. The same procedure shall apply to amendments to the transaction terms.

(i)      If a limited price, a specified price or a special price is used as a reference for determination of the transactional price due to special reason, such transaction shall be submitted to the Board of Directors for prior approval. The same procedure shall apply to amendments to the transaction terms.

	(ii) If the transaction amount is more than NT$1,000,000,000, the Company shall retain two or more professional appraisers to conduct an appraisal.		(ii) If the transaction amount is more than NT$1,000,000,000, the Company shall retain two or more professional appraisers to conduct an appraisal.

~ 41 ~

(iii)   If the appraisal made by professional appraiser indicates any of the following, a certified public accountant shall be retained to handle such situation in accordance with the Statements of Auditing Standards No. 20 issued by Accounting Research and Development Foundation of the Republic of China and render the specific opinion on (i) the reason for difference between the actual transaction amount and the appraisal result and (ii) the appropriateness of the transaction price:

1.      the difference between the appraisal result and actual transaction amount is 20% or more of the actual transaction amount; or

2.      the difference between the respective appraisal results of two or more appraisers is more than 10% of the actual transaction amount.

(iv)    If an appraisal is conducted before the contract execution date, no more than 3 months may elapse between the date of the appraisal report and the contract execution date; provided, however, that where the publicly announced current value for the same period is used and not more than 6 months have elapsed, an opinion may still be issued by the original professional appraiser.

(v)    The term “professional appraiser” as used herein shall mean the real property appraiser or other person who are legally permitted to conduct the appraisal of real properties and other fixed assets.

(iii)   If the appraisal made by professional appraiser indicates any of the following, unless all the appraisal results for the assets to be acquired are higher than the transaction amount, or all the appraisal results for the assets to be disposed of are lower than the transaction amount, a certified public accountant shall be retained to handle such situation in accordance with the Statements of Auditing Standards No. 20 issued by Accounting Research and Development Foundation of the Republic of China and render the specific opinion on (i) the reason for difference between the actual transaction amount and the appraisal result and (ii) the appropriateness of the transaction price:

1.      the difference between the appraisal result and actual transaction amount is 20% or more of the actual transaction amount; or

2.      the difference between the respective appraisal results of two or more appraisers is more than 10% of the actual transaction amount.

(iv)   ~~If an appraisal is conducted before the contract execution date, n~~No more than 3 months may elapse between the date of the appraisal report issued by a professional appraiser and the contract execution date; provided, however, that where the publicly announced current value for the same period is used and not more than 6 months have elapsed, an opinion may still be issued by the original professional appraiser.

~ 42 ~

(2)    The latest financial statements of the target company audited or reviewed by the certified public accountants shall be use as a reference to determine the transaction price of any acquisition or disposal of the securities. A certified public accountant shall be retained to issue a fairness opinion on the transaction price, if the transaction amount reaches 20% of the Company’s paid-in capital or NT$300,000,000 or more. This requirement does not apply, however, to publicly quoted prices of securities that have an active market, or where otherwise provided by the FSC.

(3)    If the transaction amount of any acquisition or disposal of the certificate of membership or intangible asset reaches 20% of the Company’s paid-in capital or NT$300,000,000 or more, a certificated public accountant shall be retained to issue a fairness opinion on the transaction price. The certificated public accountant shall issue such fairness opinion in accordance with the Statements of Auditing Standards No. 20 issued by Accounting Research and Development Foundation of the Republic of China.

(4)    ....

(5)    ....

(v)    The term “professional appraiser” as used herein shall mean the real property appraiser or other person who are legally permitted to conduct the appraisal of real properties and other fixed assets.

(2)    The latest financial statements of the target company audited or reviewed by the certified public accountants shall be obtained prior to occurrence of the event for use as a reference to determine the transaction price of any acquisition or disposal of the securities. A certified public accountant shall be retained to issue a fairness opinion on the transaction price prior to occurrence of such event, if the transaction amount reaches 20% of the Company’s paid-in capital or NT$300,000,000 or more. If the certified public accountant needs to use the report of an expert as evidence, the certified public accountant shall do so in accordance with the provisions of Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation of the Republic of China. This requirement does not apply, however, to publicly quoted prices of securities that have an active market, or where otherwise provided by the FSC.

(3)     If the transaction amount of any acquisition or disposal of the certificate of membership or intangible asset reaches 20% of the Company’s paid-in capital or NT$300,000,000 or more, a certificated public accountant shall be retained to issue a fairness opinion on the transaction price prior to occurrence of the event. The certificated public accountant shall issue such fairness opinion in accordance with the Statements of Auditing Standards No. 20 issued by Accounting Research and Development Foundation of the Republic of China.

~ 43 ~

(4)    The calculation of the transaction amounts referred to in the preceding three paragraphs shall be made in accordance with Article 4, paragraph (1), item (iii) herein, and “within one year” as used herein refers to the year preceding the date of occurrence of the current transaction. Items for which an appraisal report from a professional appraiser or a CPA’s opinion has been obtained need not be counted toward the transaction amount.

~~(4)~~ (5) ….

~~(5)~~ (6) ….

Article 6

Acquisition of Real Property from Related Parties

(1)    Acquisition or disposal of real property from related party, by way of purchase or exchange of property, shall be subject to the resolution procedures and appraisal reports as provided in Articles 5 and this Article.

(2)    Acquisition of real property from related party shall be subject to the Board of Directors’ prior approval of the following matters:

(i)     the purpose and necessity of such acquisition and the estimated effect thereon;

(ii)    the reason to choose such related party as the transaction counterparty;

(iii)   the relevant information required for evaluation of the reasonableness of the proposed transaction terms in accordance with Paragraph (3), Paragraph (4), Paragraph (5), and Paragraph (6) of this Article;

(iv)    the date, price and transaction counterparty of the acquisition by the related party of such real property, and the relationship between the related party and such counterparty and the relationship between the Company and such counterparty;

Article 6

~~Acquisition of Real Property from~~ Related Parti~~es~~y Transactions

(1)    ~~Acquisition or disposal of real property from related party, by way of purchase or exchange of property shall be subject to the resolution procedures and appraisal reports as provided in Articles 5 and this Article~~ When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to ensuring that the necessary resolutions are adopted and the reasonableness of the transaction terms is appraised as provided in Article 5 and this Article, if the transaction amount reaches 10% or more of the Company’s total assets, the Company shall also obtain an appraisal report from a professional appraiser or a certified public accountant’s opinion in accordance with Article 5. The calculation of the transaction amount shall be made in accordance with Article 5, paragraph (4) herein.

(2)    ~~Acquisition of real property from related party shall be subject to the Board of Directors’ prior approval of the following matter:~~ When the Company intends to acquire or dispose of real property from or to a related party, or when it intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount reaches 20% or more of the Company’s paid-in capital, 10% or more of the Company’s total assets, or NT$300 million or more, the Company may not proceed to enter into a transaction contract and make a payment until the following matters have been approved by the board of directors:

(i)     the purpose and necessity of such acquisition or disposal of assets and the estimated effect thereon;

To be in compliance with the amended regulations

~ 44 ~

(v)    the forecast of cash flow for each month of the coming year from the month during which the acquisition contract is to be executed and the evaluation of the transaction necessity, and the evaluation of reasonableness of the use of proceeds; and

(vi)   the restrictive terms and conditions and other material terms of such subject transaction.

....

(ii)    the reason to choose such related party as the transaction counterparty;

(iii)  With respect to the acquisition of real property from a related party, the relevant information required for evaluation of the reasonableness of the proposed transaction terms in accordance with Paragraph (3), Paragraph (4), Paragraph (5), and Paragraph (6) of this Article;

(iv)   the date, price and transaction counterparty of the acquisition by the related party of such real property, and the relationship between the related party and such counterparty and the relationship between the Company and such counterparty;

(v)    the forecast of cash flow for each month of the coming year from the month during which the acquisition contract is to be executed and the evaluation of the transaction necessity, and the evaluation of reasonableness of the use of proceeds; ~~and~~

~ 45 ~

(vi)   An appraisal report from a professional appraiser or a certified public accountant’s opinion obtained in compliance with the preceding item; and

~~(vi)~~   (vii) the restrictive terms and conditions and other material terms of such subject transaction.

The calculation of the transaction amount shall be made in accordance with Article 4, paragraph (1), item (iii) herein and “within one year” as used herein refers to the year preceding the date of occurrence of the current transaction. Items that have been approved by the board of directors need not be counted toward the transaction amount.

Article 8

Merger, Spin-off, Acquisition, and Share Transfer

....

(9)    When participating in a merger, spin off, acquisition, or transfer of another company’s shares, the Company shall, within two days after the relevant resolutions were adopted by the board of directors, shall report (in the prescribed format and via the Internet-based information system) the information set out in subparagraphs (i) and (ii) of the preceding paragraph to the FSC for recordation.

….

Article 8

Merger, Spin-off, Acquisition, and Share Transfer

....

(9)    When participating in a merger, spin off, acquisition, or transfer of another company’s shares, the Company shall, within two days ~~after~~ commencing from the relevant resolutions were adopted by the board of directors, shall report (in the prescribed format and via the Internet-based information system) the information set out in subparagraphs (i) and (ii) of the preceding paragraph to the FSC for recordation.

....

To be in compliance with the amended regulations

Article 11

Miscellaneous

....

(3)    Where the subsidiary is subject to the information disclosure requirement in connection with 20% of the Company’s paid-in capital as provided in Paragraph (1) of Article 4 hereof, such requirement means the amount of acquisition or disposal of the subject assets by the subsidiary reaches 20% of the Company’s paid-in capital.

….

Article 11

Miscellaneous

....

(3)    Where the subsidiary is subject to the information disclosure requirement in connection with 20% of the Company’s paid-in capital or 10% of the Company’s total assets as provided in Paragraph (1) of Article 4 hereof, such requirement means the amount of acquisition or disposal of the subject assets by the subsidiary reaches 20% of the Company’s paid-in capital or 10% of the Company’s total assets.

To be in compliance with the amended regulations

~ 46 ~

(7) Matters not provided for in this Handling Procedures shall be governed by the applicable laws, regulations, and the Company’s internal regulations.

....

(7)    In the case of a foreign issuer whose shares have no par value or the par value is not NT$10 per share, the requirement for 20% of the paid-in capital shall mean 10% of the shareholders’ equity.

~~(7)~~ (8) ….

Article 14	The Handling Procedures were enacted on October 9, 1998; the first amendment was made on November 10, 1999; the second amendment was made on May 29, 2003; the third amendment was made on June 13, 2007 and the fourth amendment was made on June 19, 2009.	Article 14	The Handling Procedures were enacted on October 9, 1998; the first amendment was made on November 10, 1999; the second amendment was made on May 29, 2003; the third amendment was made on June 13, 2007 and, the fourth amendment was made on June 19, 2009, and the fifth amendment was made on June 13, 2012.	To add amendment date

~ 47 ~

Attachment 8:

Comparison Table for the Handling Procedures for Providing Endorsements and Guarantees

for Third Parties Before and After Amendment

Before amendment		After amendment
Number of Article	Text of Article	Number of Article	Text of Article	Reason of amendment
Article 2

The Party for Whom the Endorsement/Guarantee to be Provided by the Company

The Company may only provide endorsement or guarantee for its subsidiaries in which the Company directly or indirectly holds more than 50% of such subsidiaries’ total outstanding voting shares. The subsidiaries, more than 90% outstanding voting shares are directly or indirectly held by the Company, may provide endorsement or guarantee among others, provided that the amount of such endorsement or guarantee shall not exceed 10% of the Company’s net worth (“Limit”) except that the endorsements/guarantees provided by and among subsidiaries in which 100% outstanding voting shares are directly or indirectly held by the Company, is free of the preceding restriction of the Limit.

Article 2

The Party for Whom the Endorsement/ Guarantee to be Provided by the Company

(1)    The Company may only provide endorsement or guarantee for its subsidiaries in which the Company directly or indirectly holds more than 50% of such subsidiaries’ total outstanding voting shares.

~~The subsidiaries, more than 90% outstanding voting shares are directly or indirectly held by the Company, may provide endorsement or guarantee among others, provided that the amount of such endorsement or guarantee shall not exceed 10% of the Company’s net worth (“Limit”) except that the endorsements/guarantees provided by and among subsidiaries in which 100% outstanding voting shares are directly or indirectly held by the Company, is free of the preceding restriction of the Limit~~.

(2)    Notwithstanding the above, the Company may provide mutual guarantee for another company which is in the same industry to meet the construction contract needs, or for joint builders for purposes of undertaking a construction project, or provide guarantee for the company which is invested by the Company jointly with others where all capital contributing shareholders are required to provide guarantees for the invested company in proportion to their shareholding percentages. Capital contribution shall mean capital contribution directly made by the Company, or through a company in which the Company holds 100% of the voting shares.

To meet the actual needs and move certain provisions to Article 4

~ 48 ~

Article 3	Scope of Application The endorsements and/or guarantees to be provided by the Company in accordance with the Handling Procedures include the following: ....	Article 3	Scope of Application The endorsements and/or guarantees to be provided by the Company in accordance with th~~e~~is Handling Procedures include the following: ....	Modify wording for the purpose of clarification

Article 4	The amount of an Endorsement/Guarantee	Article 4	The amount of an Endorsement/Guarantee	To match with revisions of Article 2

The limit on the aggregate amount of

endorsements/guarantees

(“ aggregate limit”) and the limit on

the amount of endorsements/guarantees provided for any single entity (“individual limit”) are as follows:

....

The limit on the aggregate amount of endorsements/guarantees (“aggregate limit”) and the limit on the amount of endorsements/guarantees provided for any single entity (“individual limit”) are as follows:

....

(2)    the individual limit that the Company is permitted to provide endorsement/ guarantees for any single entity and the individual limit that the Company and its subsidiaries as a whole are permitted to provide endorsement/ guarantees for any single entity shall not exceed 50% of the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant.

(2)    the individual limit that the Company is permitted to provide endorsement/ guarantees for any single entity and the individual limit that the Company and its subsidiaries as a whole are permitted to provide endorsement/ guarantees for any single entity shall not exceed 50% of the Company’s net worth as shown in the Company’s latest financial statements audited by the certified public accountant.

(3)    Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares may make endorsements/ guarantees for each other, and the amount of endorsements/guarantees may not exceed 10% of the Company’s net worth, provided that this restriction shall not apply to endorsements/ guarantees made between companies in which the Company holds, directly or indirectly, 100% of the voting shares.

Article 5

Handling Procedures

(1)    To handle application for providing or terminating endorsements and/or guarantees, the in-charge department shall evaluate such application and fill in the relevant application form with name of the company which will provide such endorsement or guarantee (“issuer”), name of the subsidiary for which the issuer will provide such endorsement or guarantee, type of endorsement or guarantee, reason and amount of the endorsement and/or guarantee and shall handle such application in accordance with Article 6 and Article 8 hereof.

Article 5

Handling Procedures

(1)    To handle application for providing or terminating endorsements and/or guarantees, the ~~in-charge~~ finance department shall evaluate such application and fill in the relevant application form with name of the company which will provide such endorsement or guarantee (“issuer”), name of the subsidiary for which the issuer will provide such endorsement or guarantee, type of endorsement or guarantee, reason and amount of the endorsement and/or guarantee and shall handle such application in accordance with Article 6 and Article 8 hereof.

Modify wording for the purpose of clarification

~ 49 ~

(2)    The financial department shall prepare and keep a book with respect to the endorsements and/or guarantees provided by the Company to record the subject of the endorsement or guarantee, name of the subsidiary for which the Company will provide endorsement/guarantee, amount of the endorsement/ guarantee, result of the risk evaluation, content of the collateral, approval date of the Board of Directors or the Chairman, date of endorsement or guarantee and date and condition for the Company to discharge its obligation from the relevant endorsement or guarantee.

(3)    The financial department shall prepare and submit the relevant reports regarding endorsement/guarantee to the Board of Directors for recordation.

(2)    The financiale department shall prepare and keep a book with respect to the endorsements and/or guarantees provided by the Company to record the subject of the endorsement or guarantee, name of the subsidiary for which the Company will provide endorsement/guarantee, amount of the endorsement/ guarantee, result of the risk evaluation, content of the collateral, approval date of the Board of Directors or the Chairman, date of endorsement or guarantee and date and condition for the Company to discharge its obligation from the relevant endorsement or guarantee.

(3)    The financiale department shall prepare and submit the relevant reports regarding endorsement/guarantee to the Board of Directors for recordation.

Article 13

Miscellaneous

(1)    The term “subsidiary” as used in the Handling Procedures shall have the same meaning as defined in the Statements for Financing Accounting Standards No. 5 and No. 7 issued by ARDF.

(2)    Matters not provided for in the Handling Procedures shall be governed by relevant laws, regulations, and the Company’s other internal regulations.

....

Article 13

Miscellaneous

(1)    The term “subsidiary” as used in th~~e~~is Handling Procedures shall have the same meaning as defined in the Statements for Financing Accounting Standards No. 5 and No. 7 issued by ARDF.

(2)    Matters not provided for in th~~e~~is Handling Procedures shall be governed by relevant laws, regulations, and the Company’s other internal regulations.

....

Modify wording for the purpose of clarification

Article 15	The Handling Procedures were enacted on October 9, 1998; the first amendment was made on May 29, 2003; the second amendment was made on June 15, 2006; the third amendment was made on June 13, 2007; the fourth amendment was made on June 19, 2009 and the fifth amendment was made on June 18, 2010.	Article 15	The Handling Procedures were enacted on October 9, 1998; the first amendment was made on May 29, 2003; the second amendment was made on June 15, 2006; the third amendment was made on June 13, 2007; the fourth amendment was made on June 19, 2009 and; the fifth amendment was made on June 18, 2010 and the sixth amendment was made on June 13, 2012.	To add the amendment date

~ 50 ~

Attachment 9:

Comparison Table for the Handling Procedures for Capital Lending

Before and After Amendment

Before amendment		After amendment		Reason of amendment
Number of Article	Text of Article	Number of Article	Text of Article
Article 3

The aggregate amount of loans and the maximum amount permitted to a single borrower

....

(2)    The limit on the amount of capital lending to the each individual borrower is as follows:

(i)     If there is any business transaction between the Company and other company or firm which calls for capital lending, the amount of capital lending for each individual company or firm shall not exceed the amount of the transactions between the Company and the borrower. The term “the amount of the transactions” as used herein means the higher of the purchase amount or sale amount of the business transactions between the Company and such borrower.

....

Article 3

The aggregate amount of loans and the maximum amount permitted to a single borrower

....

(2)    The limit on the amount of capital lending to the each individual borrower is as follows:

(i)     If there is any business transaction between the Company and other company or firm which calls for capital lending, the amount of capital lending for each individual company or firm shall not exceed ~~the amount of the transactions~~ three times the average monthly amount of transactions between the Company and the borrower during the most recent year prior to lending. The term “the amount of the transactions” as used herein means the higher of the purchase amount or sale amount of the business transactions between the Company and such borrower.

....

To meet the actual needs

Article 5

The Procedures for Reviewing and Approving Capital Lending

(2)    Approving capital lending

After conducting credit checking, the Company’s financial department shall evaluate the reason, use of proceeds, purpose, amount, effect on such capital lending, the value of the collateral and the credit and operational conditions of the applicant (borrower), and further evaluate the impact on the Company’s operation risk, financial conditions and the shareholders equity caused by such capital lending. Results of the evaluations shall be submitted to the board of directors for discussion and approval.

Article 5

The Procedures for Reviewing and Approving Capital Lending

(2)    Approving capital lending

After conducting credit checking, the Company’s financiale department shall evaluate the reason, use of proceeds, purpose, amount, effect on such capital lending, the value of the collateral and the credit and operational conditions of the applicant (borrower), and further evaluate the impact on the Company’s operation risk, financial conditions and the shareholders equity caused by such capital lending. Results of the evaluations shall be submitted to the board of directors for discussion and approval.

Modify wording for the purpose of clarification

~ 51 ~

(3)    Inform the applicant

After the Board of Directors approves the capital lending, the person in-charge in the financial department shall inform the applicant as soon as possible, in writing or by phone, of the approval and the detailed terms and conditions with respect to such capital lending.

(3)    Inform the applicant

After the Board of Directors approves the capital lending, the person in-charge in the financiale department shall inform the applicant as soon as possible, in writing or by phone, of the approval and the detailed terms and conditions with respect to such capital lending.

	….		….

(5)    The record of capital lending

The financial department shall prepare and keep a book to record the basic information of all borrowers, the dates of the Board of Directors’ approval, the approved lending limit, the dates for advances of funds, the lending amount, collaterals, interest, and the methods for and dates for repayment.

(5)    The record of capital lending

The financ~~ial~~e department shall prepare and keep a book to record the basic information of all borrowers, the dates of the Board of Directors’ approval, the approved lending limit, the dates for advances of funds, the lending amount, collaterals, interest, and the methods for and dates for repayment.

Article 12	The Handling Procedures were enacted on October 9, 1998; first amendment was made on April 11, 2002; second amendment was made on May 29, 2003; the third amendment was made on June 13, 2007; the fourth amendment was made on June 19, 2009 and the fourth amendment was made on June 18, 2010.	Article 12	The Handling Procedures were enacted on October 9, 1998; first amendment was made on April 11, 2002; second amendment was made on May 29, 2003; the third amendment was made on June 13, 2007; the fourth amendment was made on June 19, 2009~~, and~~; the fifth amendment was made on June 18, 2010 and the sixth amendment was made on June 13, 2012.	To add the amendment date

~ 52 ~

Attachment 10:

AU Optronics Corp.

Tentative Terms and Conditions for Issuance of Overseas or

Domestic Convertible Bondsin Private Placement

1.	Issuer

AU Optronics Corp. (“Issuer” or “AUO”).

2.	Issuance Size

The Board of Directors (“Board”) is authorized, within the limit of 800,000,000 common shares, to issue new commons shares for cash to sponsor issuance of the overseas depositary shares (“DRs”) and/or issue new common shares in private placement and/or issue overseas or domestic convertible bonds in private placement (“Private Placement CB”). For issuance of Private Placement CB, the number of common shares can be converted within the limit of 800,000,000 common shares shall be calculated in accordance with the conversion price determined at the time of issuance of Private Placement CB.

3.	Issuance Date

The Private Placement CB will be issued within one year after the 2012 annual general shareholders meeting.

4.	Issuance Method

The Private Placement CB will be issued in accordance with Article 43-6 of the Securities and Exchange Law and the regulations of the jurisdiction where the Private Placement CB is issued.

The investors subscribing to the Private Placement CB must meet the qualifications listed in Article 43-6 of the Securities and Exchange Law. The purpose, necessity and projected benefits are to accommodate the needs of AUO’s operation and development. That said, it is proposed for the private placement investor(s) to assist AUO, directly or indirectly, in finance, business, manufacture, technology, procurement, management, strategy development, etc. to strengthen AUO’s competition and improve operational efficiency and long term development.

5.	Form, Denomination and Issuance Price

The Private Placement CB will be issued in registered form in denomination of US$10,000 or multiples thereof or NT$100,000 or multiples thereof and the issue price shall be no less than 80% of the theoretical price.

6.	Coupon Rate

To be determined by the Board.

7.	Term

The term of the Private Placement CB shall not be more than seven years.

8.	Redemption

Unless previously redeemed, converted, or purchased and cancelled, the Private Placement CB will be redeemed by the Issuer at the maturity date in cash at a price equal to the par value plus the interest.

~ 53 ~

9.	Conversion Securities

The Private Placement will be convertible into AUO’s common shares or the DRs representing AUO’s common shares.

10.	Conversion

(1)	Conversion Period:

Unless previously redeemed, purchased, cancelled or converted, except during the closed period the holders are not permitted to convert under the Indenture, a holder of the Private Placement CB may request the Issuer to convert the Private Placement CB into AUO’s common shares or DRs at any time beginning after a designated period of time following the issuance date of the Private Placement CB and until certain days prior to the maturity date in accordance with applicable rules and regulations and terms of the Indenture.

(2)	Conversion Procedure:

To exercise the relevant conversion rights attached to the Private Placement CB, the holder thereof must deposit with the Issuer a notice of conversion together with the Private Placement CB and any other documents or certificates required by ROC laws.

(3)	Conversion Price Determination:

The conversion price of the Private Placement CB shall be no less than 80% of (x) the simple average closing price of the Issuer’s common shares for 1, 3 or 5 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends, or (y) the simple average closing price of the Issuer’s common shares for 30 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends. It is proposed for the shareholders meeting to authorize the Board to determine the actual conversion price.

(4)	Dividend Entitlement at Conversion

Prior to conversion of the Private Placement CB, holders are not entitled to receive any dividend distribution. Following the conversion of the Private Placement CB, the rights to receive dividend payments will be the same as the other common shareholders of the Issuer.

11.	Early Redemption at the Option of the Issuer

To be determined by the Board.

12.	Holders’ Put Option

The Issuer may choose not to grant holders’ put option, or after expiry of a designated period following issuance of the Private Placement CB, holders may require the Issuer to redeem all or part of the Private Placement CB at a price that would result in certain annul yield on the Private Placement CB.

13.	Others

The Board is authorized to determine and amend, at its sole discretion, the terms and conditions of the Private Placement CB and other matters which are not addressed herein.

~ 54 ~

IV. Appendices

~ 55 ~

Appendix 1: Shareholding of Directors

(1)	As of April 15, 2012, the first date of local bookclose period for the 2012 Annual Shareholders’ Meeting, the issued capital of the Company is NT$88,270,455,350 representing 8,827,045,535 common shares. In accordance with the Article 26 of ROC Securities & Exchange Act, the minimum requirements of the collective shareholding for directors are 141,232,729 common shares.

(2)	As of April 15, 2012, the actual collective shareholdings of directors were shown as below:

Title	Name of Representative	Shareholders Represented	No. of Shareholding	Shareholding %
Chairman	Kuen-Yao (K.Y.) Lee		10,512,153	0.12
Vice Chairman	Hsuan Bin (H.B.) Chen		5,947,633	0.07
Director	Paul Peng		2,463,660	0.03
Director	Lai-Juh (L.J.) Chen		2,419,118	0.03
Director	Chang-HaiTsai	An Ji Biomedical Corporation	200,000	0.00
Director	Ronald Jen-Chuan Chwang	BenQ Foundation	100,000	0.00
Director	Hui Hsiung	Qisda Corporation	663,598,620	7.52
Director	Ko- Yung (Eric) Yu	Qisda Corporation	663,598,620	7.52
Independent Director	Vivien Huey-Juan Hsieh		—	—
Independent Director	Mei-Yueh Ho		—	—
Independent Director	Ding-Yuan Yang		—	—

Total			685,241,184	7.76

~ 56 ~

Appendix 2: AUO Rules and Procedures for Shareholders’ Meeting

Approved by the Shareholders’ Meeting on April 17, 1997

Amended by the Shareholders’ Meeting on April 23, 1999

1.	Shareholders’ meeting of the Company shall be conducted in accordance with the Rules and Procedures.

2.	Shareholders or their proxies attending the shareholders’ meeting (the “Meeting”) shall submit the attendance card for the purpose of signing in. The number of shares represented by shareholders or their proxies attending the Meeting shall be calculated in accordance with the attendance cards submitted by the shareholders or their proxies.

3.	The quorum required for the Meeting and the votes cast by the shareholders shall be calculated in accordance with the number of shares representing by shareholders attending the Meeting.

4.	The Meeting shall be held at the head office of the Company or at any other appropriate place that is convenient for the shareholders to attend. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

5.	The chairman of the Board of Directors shall be the chairman presiding at the Meeting in the case that the Meeting is convened by the Board of Directors. In case the chairman of the Board of Directors is on leave or cannot exercise his power and authority for any reason, the vice chairman shall act on behalf of the chairman. In case the Company has no vice chairman, or the vice chairman is also on leave or unable to exercise his and authority for any reason, the chairman of the Board of Directors shall designate one of the directors to act on behalf of the chairman. If the chairman does not make such designation, the directors shall elect from and among themselves an acting chairman of the Board of Directors. If the Meeting is convened by the person other than the Board of Directors who is permitted to convene such Meeting, such person shall be the chairman presiding the Meeting.

6.	The Company may appoint designated counsel, Certified Public Accountant or other related persons to attend the Meeting.

7.	The process of the Meeting shall be tape-recorded or videotaped and these tapes or videos shall be preserved for at least one year.

8.	Chairman shall call the Meeting to order at the time scheduled for the meeting. If the number of shares represented by the shareholders present at the Meeting has not yet constituted the quorum at the time scheduled for the Meeting, the chairman may postpone the time for the Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If after two postponements no quorum can yet be constituted but the shareholders present at the Meeting represent more than one-third of the total outstanding shares of the Company, tentative resolutions may be made in accordance with Paragraph 1, Article 175 of the Company Law of the Republic of China. If during the process of the Meeting the number of shares represented by the shareholders present becomes sufficient to constitute the quorum, the chairman may submit the tentative resolutions to the Meeting for approval in accordance with Article 174 of the Company law of the Republic of China.

9.	The agenda of the Meeting shall be set by the Board of Directors, if the Meeting is convened by the Board of Directors. The Meeting shall proceed in accordance with the agenda unless otherwise resolved at the Meeting. During the Meeting, the chairman may, at his/her discretion, set time for intermission. Unless otherwise resolved at the Meeting, the chairman cannot announce adjournment of the Meeting before all the discussion items listed in the agenda are resolved. The shareholders cannot designated any other person as chairman and continue the Meeting in the same or other place after the Meeting is adjourned.

10.	When a shareholder present at the Meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder’s number, and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. If any shareholder presenting the Meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the speech of a shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of the other shareholder, otherwise the chairman shall stop such interruption.

~ 57 ~

11.	Unless otherwise permitted by the chairman, each shareholder shall not, for each discussion item, speak more than two times or longer than 5 minutes each time. In case the speech of any shareholder violates this provision or exceeds the scope of the discussion item, the chairman may stop the speech of such shareholder.

12.	Any legal entity designated as proxy by a shareholder(s) to be present at the Meeting may appoint only one representative to attend the Meeting. If a legal entity designates two or more representatives to attend the Meeting, only one representative can speak for each discussion item.

13.	After the speech of a shareholder, the chairman may respond him/herself or appoint an appropriate person to respond.

14.	The chairman may announce to end the discussion of any discussion item and go into voting if the chairman deems it appropriate.

15.	The person(s) to monitor and the person(s) to count the ballots shall be appointed by the chairman. The person(s) monitoring the ballots shall be a shareholder(s). The result of voting shall be announced at the Meeting and recorded in the minutes of the Meeting.

16.	Except otherwise provided in the Company Law of the Republic of China or the Articles of Incorporation of the Company, a resolution shall be adopted by a majority of the votes represented by the shareholders present at the Meeting. The resolution shall be deemed adopted and shall have the same effect as if it was voted by casting ballots if no objection is voiced after solicitation by the chairman.

17.	If there is amendment to or substitute for a discussion item, the chairman shall decide the sequence of voting for such discussion item, the amendment or the substitute. If any of them has been adopted, the other shall be deemed vetoed and no further voting is necessary.

18.	The chairman may require or supervise the disciplinary officers or the security guards to assist in keeping order of the Meeting place. Such disciplinary officers or security guards shall wear badges marked “Disciplinary Officer” for identification purpose.

19.	In case of incident due to force majeure, the chairman may decide to temporarily suspend the Meeting or to announce adjournment and decide the day to reconvene the Meeting.

20.	Any matter not provided in the Rules and Procedures shall be handled in accordance with the Company Law of Republic of China and the Articles of Incorporation of the Company.

21.	The Rules and Procedures shall become effective from the date on which the Rules and Procedures are approved by the Meeting. The same shall apply to amendments to the Rules and Procedures.

~ 58 ~

Appendix 3: Articles of Incorporation (Before the amendments)

Chapter 1: General Provisions

Article 1

The Company is incorporated, registered and organized as a company limited by shares and permanently existing in accordance with the Company Law of the Republic of China (the “Company Law”) and the Company’s English name is AU Optronics Corp.

Article 2

The scope of business of the Company shall be as follows:

1. CC01080	Electronic parts and components manufacturing business

2. F119010	Electronic material wholesale business

3. CC01030	Electronic appliances and AV electronics products manufacturing business (for operations within Central Taiwan Science Park only)

4.CC01010	Electric Power Supply, Electric Transmission and Power Distribution Machinery Manufacturing

5. CC01090	Batteries Manufacturing

6. IG03010	Energy Technical Services

7. ZZ99999	All business items that are not prohibited or restricted by law, except those that are subject to special approval (for operations outside the Science Park only)

To research, develop, produce, manufacture and sell the following products:

(1)	Plasma display and related systems

(2)	Liquid crystal display and related systems

(3)	Organic light emitting diodes and related systems

(4)	Amorphous silicon photo sensor device parts and components

(5)	Thin film photo diode sensor device parts and components

(6)	Thin film transistor photo sensor device parts and components

(7)	Touch imaging sensors

(8)	Full color active matrix flat panel displays

(9)	Field emission displays

(10)	Single crystal liquid crystal displays

(11)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules

(12)	Original design manufacturing and original equipment manufacturing business for flat panel display modules

(13)	Solar Cell, modules, and related system and service

(14)	New green energy related system and service (for operations outside the Science Park only)

(15)	The simultaneous operation of a trade business relating to the Company’s business

The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 3

The head office of the Company shall be in the Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China (“R.O.C.”) or such other appropriate place as may be decided by the board of directors (the “Board”). Subject to the approval of the Board and other relevant authorities, the Company may, if necessary, set up branches, factories, branch operation offices or branch business offices both inside and outside of the R.O.C.

Article 4

The total amount of the Company’s investment is not subject to the restriction of Article 13 of the Company Law.

~ 59 ~

The Company may provide guarantees or endorsements on behalf of third parties due to business or investment relationships with such third parties.

Chapter 2: Shares

Article 5

The total capital of the Company is One Hundred and Ten Billion New Taiwan Dollars (NT$110,000,000,000), divided into Eleven Billion (11,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments

A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 6

The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.

Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.

The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities through the book-entry system maintained by the TSCD, instead of physical certificates evidencing shares or other securities.

Article 7

The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.

Chapter 3: Shareholders’ Meetings

Article 8

Shareholders’ meetings shall be of two types, ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened annually by the Board within six months of the end of each fiscal year. Extraordinary meetings shall be convened in accordance with the relevant laws, whenever necessary.

Article 9

Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders’ meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder’s seal on the proxy form for the representative to be present on such shareholder’s behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The relevant matters related to the use and rescission of the proxy shall be conducted in accordance with the Company Law and applicable rules.

~ 60 ~

Chapter 4: Board of Directors and Audit Committee

Article 10

The Company shall have nine to eleven directors. Directors shall be elected from a slate of director candidates, which are nominated under the Candidate Nomination System, at shareholders’ meetings. With in the entire Board, the Company shall have three to six independent directors on the Board. The professional qualifications, restrictions on the shareholdings and concurrent positions held, method of nomination and election, and other matters with respect to independent directors shall be in compliance with applicable laws and regulations. The term of office for all directors shall be three (3) years. The directors are eligible for re-election. The number of the directors shall be decided by the Board of Directors.

The Board is authorized to determine the compensation for the directors, taking into account the extent and value of the services provided for the Company's operation and with reference to the standards of local and overseas industry.

The Company may take out liability insurance for the directors with respect to the liabilities resulting from exercising their duties during their terms of office.

Article 10-1

Pursuant to Article 14-4 of the Securities and Exchange Law, the Company shall have the audit committee which shall be composed of all independent directors.

Article 11

The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.

Article 12

Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

The meeting of the Board of Directors shall be convened in accordance with the Company Law. In calling a meeting of the Board of Directors, a notice may be given to each director by means of electronic mail or facsimile.

Chapter 5: President &Vice Presidents

Article 13

The Company shall have one or more managerial personnel. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Chapter 6: Accounting

Article 14

After the end of each fiscal year, the Board shall submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of earnings or recovery of loss. The above documents shall be audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their acceptance.

~ 61 ~

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company’s legal reserve and a certain amount shall be allocated or reversed as special reserve in accordance with applicable laws and regulations or as requested by the competent authority. The balance shall be distributed as follows:

1.	employee bonus: not less than 5%;

2.	remuneration of directors: no more than 1%; and

3.	all or a portion of the remaining balance shall be distributed as shareholders’ dividends.

The Company’s dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company’s current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders’ interest, maintenance of a balanced dividend and the Company’s long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders’ meeting for approval. No less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash.

Chapter 7: Supplementary Articles

Article 16

With respect to the matters not provided herein, the Company Law and other applicable laws and regulations shall govern.

Article 17

These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.

The first amendment was made on September 18, 1996.

The second amendment was made on September 15, 1997.

The third amendment was made on April 23, 1998.

The fourth amendment was made on April 23, 1999.

The fifth amendment was made on March 9, 2000.

The sixth amendment was made on May 10, 2001.

The seventh amendment was made on May 10, 2001.

The eighth amendment was made on October 17, 2001.

The ninth amendment was made on May 21, 2002.

The tenth amendment was made on May 29, 2003.

The eleventh amendment was made on April 29, 2004.

The twelfth amendment was made on June 14, 2005.

The thirteenth amendment was made on June 15, 2006.

The fourteenth amendment was made on June 13, 2007.

The fifteenth amendment was made on June 19, 2009.

The sixteenth amendment was made on June 10, 2011.

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Appendix	4: Influence of Proposed Stock Dividend Distribution upon 2012 Operating Performance, Earnings Per Share, and Return on Investment

The Company did not announce any financial forecast for the year of 2012. The disclosure of the influence of proposed stock dividend distribution upon 2012 operating performance and Earnings Per Share is not applicable.

Appendix	5: The Distribution for Employee Bonus and Remunerations for Directors

(1)	It was proposed by the Board of Directors, held on February 22, 2012, not to distribute employee bonus and remunerations for directors. The proposal will be brought to be discussed and resolved at the Company’s Annual General Shareholders’ Meeting dated June 13, 2012.

(2)	The amount, reason and countermeasures for the discrepancy between the distribution of employee bonus and remunerations for directors resolved by the Board of Directors and those accrued as expense in book: No difference between the amounts resolved by the Board of Directors and the amounts accrued as expense in book.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 4, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer